Exhibit 2.2

CHRISTOPHER J. YORK

Sellers’ Representative

150 Field Drive, Suite 170

Two Conway Building

Lake Forest, Illinois 60045

April 23, 2004

Nancy Lanis

General Counsel

Curative Health Services, Inc.

150 Motor Parkway

Hauppauge, New York 11788

Re:          Side Letter by Sellers’ Representative and Buyer regarding the purchase and sale of the Shares

Dear Nancy:

In connection with the Stock Purchase Agreement (the “Purchase Agreement”) dated as of February 24, 2004, by and among Curative Health Services, Inc. (“Buyer”), Critical Care Systems, Inc. (the “Company”) and each of the persons listed on Schedule 1 to the Purchase Agreement (the “Sellers”), pursuant to which Buyer agreed to purchase all of the issued and outstanding shares (the “Shares”) of capital stock of the Company, held of record and beneficially by the Sellers for the consideration and on the terms set forth in the Purchase Agreement, this letter (the “Side Letter”) confirms that, notwithstanding anything to the contrary in the Purchase Agreement or any other document delivered pursuant thereto, the Sellers’ Representative, for himself and on behalf of the Sellers, and Buyer hereby agree that:

1.             Notwithstanding anything to the contrary in the Purchase Agreement, including without limitation Section 8.1 thereof, and anything to the contrary in the certificate executed by the Sellers’ Representative on behalf of the Sellers pursuant to Section 8.6(b) of the Purchase Agreement with respect to the representations and warranties of the Sellers, and without limiting any of the exceptions set forth in the Purchase Agreement or the Disclosure Letter, the following representations and warranties are true and correct only as modified hereby:

•              Section 3.29 of the Purchase Agreement is hereby modified by inserting the following language at the beginning of such Section: “Except as set forth in Part 3.29 of the Disclosure Letter,”.

•              Section 3.35 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

Part 3.35 of the Disclosure Letter is a complete and accurate listing of the aggregate amount of any and all costs and expenses incurred and to be incurred by or on behalf of the Company in connection with this Agreement and the transactions contemplated hereby including, without limitation, (i) those costs, expenses and penalties incurred by the Company in connection with the pay-off and termination of any Indebtedness (so long as such costs, expenses and penalties are not treated as Indebtedness for purposes of determining any Purchase Price hereunder), (ii) those fees and expenses relating to any investment banker, broker, lawyer, accountant and (iii) 50% of the fees for the Escrow Agent (provided, however, that if the amount held in escrow pursuant to the Escrow Agreement is invested other than in money market funds, the Sellers shall pay the additional  $4,000.00 annual fee associated with such investments) (together, the “Transaction Costs”); provided, however, that Transaction Costs shall not include any stay-bonuses, severance payments or other similar extraordinary payments to management and/or employees of the Company to achieve retention prior to Closing (“Special Payments“).  There is no agreement, commitment, understanding or basis for any Transaction Costs other than those set forth on Part 3.35 of the Disclosure Letter.  Any Transaction Costs not set forth on Part 3.35 of the Disclosure Letter are the sole responsibility of the Sellers and will be promptly paid by the Sellers (and not the Company or Buyer) in full when due.  Part 3.35 of the Disclosure Letter shall be updated by the Sellers as of the Closing Date.

2.             Section 7.4(a) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

(a)           Within ten days following the Closing, Buyer shall purchase an extended reporting endorsement (“tail”) for the policy of directors’ and officers’ liability insurance maintained by the Company prior to the Closing; provided that such tail is expected to be obtained for an amount not to exceed $106,756.  Such tail shall be effective for a period of six years.  Buyer shall be entitled to receive the benefit of any unearned premium with respect to directors’ and officers’ insurance maintained by the Company prior to the date such tail is purchased.

3.             Section 8.6(e) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:  “[Reserved].”

4.             Section 11.5 of the Purchase Agreement is hereby amended by adding an new subsection (e) as follows:

(e)           Notwithstanding any other provisions in this Agreement to the contrary, Sellers will not be liable to or indemnify any Indemnified Persons for, any Damages for which coverage would have been available under the policy of professional liability insurance maintained by the Company immediately prior to the Closing if such policy had continued in effect for six years from and after the Closing Date.

5.             The parties hereby approve any and all changes to documents attached to the Purchase Agreement as Exhibits 2.3, 8.6(h) and 8.6(k) to the extent that modified versions of such documents are delivered at the Closing, duly executed by all parties signatory thereto.

6.             The provisions in this Side Letter shall survive the Closing.

7.             Except as specifically set forth in this Side Letter, the Purchase Agreement shall not be deemed to be amended hereby and shall remain in full force and effect.

8.             All capitalized terms used in this Side Letter that are not defined herein have the meaning assigned to them in the Purchase Agreement.

9.             This side letter is entered into by the parties as inducement to close the transaction contemplated by the Purchase Agreement.

[Remainder of page intentionally left blank;  signature page attached.]

If Curative Health Services, Inc. acknowledges and agrees with the terms stated herein, please execute one counterpart of this letter agreement in the space provided below and return it to the undersigned.

Sincerely,

/s/ Christopher J. York
Christopher J. York, Sellers’ Representative

ACCEPTED AND AGREED, AS OF APRIL 23, 2004:

CURATIVE HEALTH SERVICES, INC.

By:	/s/ Thomas W. Axmacher

Name:

Title: